================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           FORM 20-F X        FORM 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            YES [ ]           NO [X]


================================================================================

      On November 9, 2005, Amdocs Limited ("Amdocs") issued a press release announcing financial results for the quarter ended September 30, 2005. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

      The information in this Form 6-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMDOCS LIMITED

                                          /s/ Thomas G. O'Brien
                                          -------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U.S. Representative

Date:    November 10, 2005

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Limited Press Release dated November 9, 2005.

PRESS RELEASE                                                             AMDOCS

       AMDOCS LIMITED REPORTS RECORD REVENUE OF $573.3 MILLION FOR FOURTH
                             QUARTER OF FISCAL 2005

  AMDOCS CROSSES A THRESHOLD, WITH REVENUE FOR FISCAL 2005 EXCEEDING $2 BILLION

Key highlights:

-     Fourth quarter revenue grew 26.7% to $573.3 million

- 30.0% increase in fourth quarter diluted EPS, excluding acquisition-related costs and restructuring charges, net of related tax effects, to $0.39; Diluted GAAP EPS of $0.32

- Improved Amdocs strategic position in the cable broadband and satellite industry with the acquisition of DST Innovis and in China with the purchase of Longshine Information Technology Company

-     Free cash flow of $104.7 million for the quarter

- Fiscal year 2005 revenue of $2.039 billion, an increase of 14.9% over 2004. Diluted EPS excluding acquisition-related costs and restructuring charges, net of related tax effects, increased by 27.2% to $1.45; Diluted GAAP EPS was $1.35

- First quarter fiscal 2006 guidance: Expected revenue of approximately $585 million and diluted EPS of $0.40, excluding acquisition-related costs, net of related tax effects, and approximately $0.04-$0.05 per share of employee equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $0.33-$0.34

- Fiscal 2006 guidance: Expected revenue of approximately $2.40-$2.47 billion and diluted EPS of $1.65-$1.70, excluding acquisition-related costs, net of related tax effects, and approximately $0.16-$0.20 per share of employee equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $1.37-$1.44

ST. LOUIS, MO - NOVEMBER 9, 2005 - Amdocs Limited (NYSE: DOX) today reported that for the fourth quarter ended September 30, 2005, revenue was $573.3 million, representing sequential growth of 13.0% and an increase of 26.7% from last year's fourth quarter. Excluding acquisition-related costs, which includes amortization of purchased intangible assets, in-process research and development write-off and other acquisition related costs, and excluding restructuring charges, net of related tax effects, of $16.1 million, net income was $83.9 million, or $0.39 per diluted share, compared to net income, excluding $3.5 million of acquisition-related costs net of related tax effects, of $65.1 million, or $0.30 per diluted share, in the fourth quarter of fiscal 2004. The Company's net income was $67.8 million, or $0.32 per diluted share, compared to net income of $61.6 million, or $0.29 per diluted share, in the fourth quarter of fiscal 2004. Free cash flow, defined as cash flow from operations less net capital expenditures and principal payments on capital leases, was $104.7 million in the quarter.

"This was a very good quarter for Amdocs, as we achieved excellent financial results and strengthened our strategic position," said Dov Baharav, Chief Executive Officer of Amdocs Management Limited. "This quarter was marked by industry developments that underscore the need for service providers to move toward integrated customer management (ICM) and a demand for solutions to help accomplish this. These developments are accelerating -- as we anticipated -- and include continued consolidation to fewer, larger players. We are also seeing service providers move aggressively to build an IP environment in order to launch new content and IP services, such as "quadruple play" bundles of wireline and wireless voice, video and data. In addition, the telecommunications, broadband cable and satellite industries are rapidly converging."

"We are the leading provider of systems to the telecom market, and through our acquisition of DST Innovis to broadband cable and satellite companies as well, just as these companies begin to transform themselves. Amdocs' strengths include our ability to handle complex projects and to support leading service providers with large customer bases and high-volume transactions, combined with products and services that are designed to enable ICM. This positions Amdocs to benefit from the market transformation and to enjoy growth in 2006 and beyond," Baharav continued.

The sales activity during the fourth quarter included expanding the relationship with a major European wireline carrier to provide significant additional services over the next several years, as this carrier moves to ICM. The Company is in the initial stages of installing a converged pre-paid and post-paid billing system for an existing wireless customer in the Americas. Amdocs also won a major project to provide software and services to enable a leading wireless carrier to manage its customer base on a nationwide basis.

In July, Amdocs completed the acquisition of all of the common stock of DST Innovis, Inc. and DST Interactive, Inc. (collectively, DST Innovis), wholly-owned subsidiaries of DST Systems, Inc., for approximately $238 million in cash. The acquisition propelled Amdocs into a leadership position in the broadband cable and satellite industry. As a result, some of the largest companies in this industry, including DIRECTV, Comcast and Cablevision, are now Amdocs customers, with about 37 million subscribers worldwide.

Amdocs also solidified its entry into the fast-growing China market. The Company completed the acquisition of Longshine Information Technology Company Ltd., a privately-held, leading vendor of customer care and billing software in China, for approximately $30 million in cash with the possibility of additional cash consideration to be paid later based on the achievement of certain performance metrics. Longshine counts three of China's four largest communications service providers among its customers and is present in more than 15 provinces across China.

During the fourth quarter, Amdocs recorded charges totaling $4.5 million for the write-off of in-process R&D and other acquisition-related costs. In conjunction with these acquisitions, Amdocs implemented a series of measures designed to align its operational structure to its growth, which resulted in a restructuring charge of $8.1 million in the fourth quarter, primarily related to severance costs.

The Company also noted that for the fiscal year ended September 30, 2005, revenue increased by 14.9% to $2.039 billion. Excluding acquisition-related costs and restructuring charges, net of tax effects, of $22.4 million in fiscal 2005 and acquisition-related costs, net of related tax effects, of $14.0 million in fiscal 2004, net income for fiscal 2005 increased by 25.0% to $311.0 million, while diluted earnings per share increased by 27.2% to $1.45. The Company's results for fiscal 2005 showed GAAP net income of $288.6 million, or $1.35 per diluted share, compared to GAAP net income of $234.9 million, or $1.08 per diluted share, in fiscal 2004.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the first quarter of fiscal 2006 ending December 31, 2005, will be approximately $585 million. Diluted earnings per share for the quarter are expected to be $0.40, excluding acquisition-related costs, net of related tax effects, and the impact of approximately $0.04-$0.05 per share of employee equity-based compensation expenses. Diluted GAAP EPS is expected to be approximately $0.33-$0.34.

Fiscal 2006 guidance: Expected revenue of approximately $2.40-$2.47 billion and diluted EPS of $1.65-$1.70, excluding acquisition-related costs, net of related tax effects, and approximately $0.16-$0.20 per share of employee equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $1.37-$1.44.

Amdocs will host a conference call on November 9, 2005 at 5 p.m. Eastern Time to discuss the Company's fourth quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experienceTM, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with the revenue of $2.039 billion in fiscal 2005, Amdocs employs about 12,000 IT professionals and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

CAUTIONARY STATEMENTS

Investors are cautioned that this press release contains certain information that is not prepared in accordance with GAAP. Investors should not construe these financial measures as being superior to GAAP. The Company's management uses this financial information in its internal analysis in order to exclude the effect of acquisitions and other significant events that may have a disproportionate effect in a particular period. Accordingly, management believes that isolating the effects of such events enables management and investors to consistently analyze the critical components and results of operations of the Company's business and to have a meaningful comparison to prior periods.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the mobile, wireline, broadband cable and satellite and IP business markets, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 30, 2004 and our Form 6-K furnished on February 14, 2005, May 16 and August 15, 2005.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           THREE MONTHS ENDED                     TWELVE MONTHS ENDED
                                                              SEPTEMBER 30,                          SEPTEMBER 30,
                                                  ------------------------------------    ----------------------------------
                                                        2005                2004                2005              2004
                                                  ----------------    ----------------    ---------------    ---------------
           Revenue:
             License                                $      25,135       $      24,560       $   100,044        $    76,586
             Service                                      548,183             427,895         1,938,577          1,697,146
                                                  ----------------    ----------------    ---------------    ---------------
                                                          573,318             452,455         2,038,621          1,773,732
           Operating expenses:
             Cost of license                                  805               1,215             4,083              5,022
             Cost of service                              362,085             284,340         1,291,572          1,117,810
             Research and development                      46,890              34,160           144,457            126,407
             Selling, general and
                administrative                             66,066              51,306           232,066            210,384
             Amortization of purchased
                intangible assets                           7,481               4,486             15,356             17,909
             Restructuring charges,
                in-process research and
                development and other
                acquisition related costs                  12,595                  --             12,595                 --
                                                  ----------------    ----------------    ---------------    ---------------
                                                          495,922             375,507          1,700,129          1,477,532
                                                  ----------------    ----------------    ---------------    ---------------
           Operating income                                77,396              76,948            338,492            296,200

           Interest income and other, net                   7,359               2,004             22,303              4,903
                                                  ----------------    ----------------    ---------------    ---------------
           Income before income taxes                      84,755              78,952            360,795            301,103

           Income taxes                                    16,956              17,370             72,159             66,243
                                                  ----------------    ----------------    ---------------    ---------------
           Net income                               $      67,799       $      61,582       $    288,636       $    234,860
                                                  ================    ================    ===============    ===============
           Basic earnings per share                 $        0.34       $        0.30       $       1.44       $       1.13
                                                  ================    ================    ===============    ===============
           Diluted earnings per share(2)            $        0.32       $        0.29       $       1.35       $       1.08
                                                  ================    ================    ===============    ===============
           Basic weighted average number of              199,749             203,713             201,023            208,726
              shares outstanding
                                                  ================    ================    ===============    ===============
           Diluted weighted average number               215,822             218,664             217,162            220,285
              of shares outstanding (1)
                                                  ================    ================    ===============    ===============






(1) Diluted weighted average number of shares outstanding for the three months and twelve months ended September 30, 2004 were restated, due to the adoption of EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires that prior period earnings per share computations be restated to conform to the new rule . The restatement reduced diluted earnings per share by $0.01 and $0.02 per share for the three and twelve months ended September 30, 2004, respectively.

(2) To reflect the impact of assumed conversion of the convertible notes, $984 and $3,939, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2005, respectively, and $995 and $2,296 were added back to net income for the three and twelve months ended September 30, 2004, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

  EXCLUDING AMORTIZATION OF PURCHASED INTANGIBLE ASSETS, RESTRUCTURING CHARGES,
      IN-PROCESS RESEARCH AND DEVELOPMENT, OTHER ACQUISITION RELATED COSTS
                             AND RELATED TAX EFFECTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       THREE MONTHS ENDED                    TWELVE MONTHS ENDED,
                                                         SEPTEMBER 30,                           SEPTEMBER 30,
                                              -----------------------------------     ----------------------------------
                                                   2005(1)            2004(1)            2005(2)            2004(2)
                                              ----------------    ---------------     ---------------   ----------------
       Revenue:
         License                                $      25,135       $    24,560         $   100,044       $     76,586
         Service                                      548,183           427,895           1,938,577          1,697,146
                                              ----------------    ---------------     ---------------   ----------------
                                                      573,318           452,455           2,038,621          1,773,732
       Operating expenses:
         Cost of license                                  805             1,215               4,083              5,022
         Cost of service                              362,085           284,340           1,291,572          1,117,810
         Research and development                      46,890            34,160             144,457            126,407
         Selling, general and
            administrative                             66,066            51,306             232,066            210,384
                                              ----------------    ---------------     ---------------   ----------------
                                                      475,846           371,021           1,672,178          1,459,623
                                              ----------------    ---------------     ---------------   ----------------
       Operating income                                97,472            81,434             366,443            314,109

       Interest income and other, net                   7,359             2,004              22,303              4,903
                                              ----------------    ---------------     ---------------   ----------------
       Income before income taxes                     104,831            83,438             388,746            319,012

       Income taxes                                    20,966            18,356              77,749             70,183
                                              ----------------    ---------------     ---------------   ----------------
       Net income                               $      83,865       $    65,082         $   310,997       $    248,829
                                              ================    ===============     ===============   ================
       Diluted earnings per share (4)           $        0.39       $      0.30         $      1.45       $       1.14
                                              ================    ===============     ===============   ================
       Diluted weighted average number
        of shares outstanding (3)                     215,822           218,664             217,162            220,285
                                              ================    ===============     ===============   ================


(1) Excludes $7,481 and $4,486 for amortization of purchased intangible assets, $8,135 and $0 for restructuring charges, $2,760 and $0 for write-off of purchased in-process research and development, $1,700 and $0 for other acquisition-related costs and tax effects related to the above of $(4,010) and $(986) for the three months ended September 30, 2005 and 2004, respectively. Including the above items, income before income taxes was $84,755 and $78,952, and diluted earnings per share were $0.32 and $0.29 for the three months ended September 30, 2005 and 2004, respectively.

(2) Excludes $15,356 and $17,909 for amortization of purchased intangible assets, $8,135 and $0 for restructuring charges, $2,760 and $0 for write-off of purchased in-process research and development, $1,700 and $0 for other acquisition-related costs and tax effects related to the above of $(5,590) and $(3,940) for the twelve months ended September 30, 2005 and 2004, respectively. Including the above items, income before income taxes was $360,795 and $301,103, and diluted earnings per share were $1.35 and $1.08 for the twelve months ended September 30, 2005 and 2004, respectively.

(3) Diluted weighted average number of shares outstanding for the three months and twelve months ended September 30, 2004 were restated, due to the adoption of EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires that prior period earnings per share computations be restated to conform to the new rule . The restatement reduced diluted earnings per share by $0.01 and $0.02 per share for the three months and twelve months ended September 30, 2004, respectively.

(4) To reflect the impact of assumed conversion of the convertible notes, $984 and $3,939, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2005, respectively, and $995 and $2,296 were added back to net income for the three and twelve months ended September 30, 2004, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                                        AS OF
                                                                          ----------------- --- -----------------
                                                                            SEPTEMBER 30,         SEPTEMBER 30,
                                                                                2005                  2004
                                                                          -----------------     -----------------
ASSETS

Current assets

                                                                          $                     $
Cash, cash equivalents and short-term interest-bearing investments               1,145,563             1,190,699
Accounts receivable, net, including unbilled of $28,994 and
   $24,696, respectively                                                           304,237               254,779
Deferred income taxes and taxes receivable                                         101,162                62,284
Prepaid expenses and other current assets                                           76,780                80,229
                                                                          -----------------     -----------------
    Total current assets                                                         1,627,742             1,587,991

Equipment, vehicles and leasehold improvements, net                                181,812               181,121
Goodwill and other intangible assets, net                                        1,129,258               854,386
Other noncurrent assets                                                            263,656               240,386
                                                                          -----------------     -----------------
Total assets                                                              $      3,202,468      $      2,863,884
                                                                          =================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

                                                                          $                     $
Accounts payable and accruals                                                      462,276               366,363
Short-term portion of capital lease obligations and other financing
   arrangements                                                                      8,480                21,310
Deferred revenue                                                                   216,770               223,122
Deferred income taxes and taxes payable                                            171,377               163,648
                                                                          -----------------     -----------------
    Total current liabilities                                                      858,903               774,443
0.50% Convertible notes                                                            450,000               450,000
Noncurrent liabilities and other                                                   237,113               195,251
Shareholders' equity                                                             1,656,452             1,444,190
                                                                          -----------------     -----------------
Total liabilities and shareholders' equity                                $      3,202,468      $      2,863,884
                                                                          =================     =================



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